Exhibit 99.1

Youlife Expands National Vocational Education Platform Through Strategic Partnership with Dazhou Technician College

SHANGHAI, China, July 20, 2026 /PRNewswire/ -- Youlife Group Inc. (NASDAQ: YOUL) (“Youlife” or the “Company”), a leading global blue-collar lifetime service platform, today announced that its vocational education brand, Tiankun Education, has entered into a comprehensive strategic cooperation agreement with Dazhou Technician College. The partnership marks another important milestone in the Company’s nationwide strategy to strengthen its vocational education network while further integrating education, talent recruitment and workforce services into a unified blue-collar ecosystem.

The ten-year collaboration establishes a long-term framework covering enrollment, curriculum co-development, industry-oriented training, faculty development, internship programs, employment placement and operational management. By combining Tiankun Education’s nationwide operational capabilities with Dazhou Technician College’s established educational resources, the parties aim to cultivate highly skilled technical talent aligned with China’s rapidly evolving industrial economy.

Supporting China’s Industrial Transformation

Located within the Chengdu-Chongqing economic region, Dazhou City is accelerating the development of advanced manufacturing, new energy, intelligent equipment and other strategic industries. Management believes sustained industrial upgrading will continue to increase demand for technically skilled workers. The partnership is designed to create a scalable industry-education integration model that directly connects vocational education with enterprise workforce demand, improving graduate employability while strengthening the regional talent supply.

Management Commentary

“This partnership demonstrates our long-term commitment to building the leading blue-collar lifetime service platform in China,” said Wang Yunlei, founder and chairman of the board of directors of Youlife. “Vocational education represents the foundation of our ecosystem. By integrating education, talent cultivation, recruitment and workforce management, we are creating a closed-loop service platform capable of generating long-term value for students, enterprises and regional economies. Our cooperation with Dazhou Technician College not only expands our national education network, but also reinforces our strategy of combining high-quality educational resources with market-oriented operational expertise to address China’s growing demand for highly skilled talent.”

Strategic Significance for Youlife

The agreement further expands Youlife’s national school-enterprise cooperation platform and strengthens its presence in Western China. Beyond increasing educational capacity, the project enhances cross-business synergies among vocational education, recruitment, employee management and future AI-enabled workforce solutions. Management believes these integrated capabilities differentiate Youlife from traditional education and staffing companies by creating a comprehensive platform serving the entire lifecycle of blue-collar talent. As China’s vocational education reforms continue to deepen and enterprises increasingly prioritize workforce quality and productivity, the Company believes its integrated operating model is well positioned to capture long-term structural growth opportunities.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

About Dazhou Technician College

Dazhou Technician College is a leading public vocational institution in Sichuan Province with decades of experience in technical and skilled workforce education. Serving as a key talent development base in northeastern Sichuan, the College offers multiple specialized academic clusters aligned with regional industrial priorities and is committed to cultivating highly skilled professionals to support local economic development.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Company Contact

Sufang Fu

Email: youlife.ir@youlanw.com
Tel: +86 18280935910

Investor Relations Contact

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: +1 (646) 893-5835
Email: ir@skylineccg.com